Exhibit 21.1

Subsidiaries of Crossroads Systems, Inc.

Subsidiary	Jurisdiction
Crossroads Systems (Texas), Inc.	Texas
Crossroads Europe GmbH	Germany
KIP CR P1 LP (1)	Delaware

(1)	Crossroads Systems, Inc has a 99% limited partnership interest in KIP CR P1 LP.